CASI PHARMACEUTICALS, INC.

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road Chaoyang District

Beijing, 100025

People’s Republic of China

December 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	CASI Pharmaceuticals, Inc. Registration Statement on Form F-3 Filed on December 20, 2024 File No. 333-283998

Dear Mr. Gorsky:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, CASI Pharmaceuticals, Inc. hereby requests that the effectiveness of the registration statement on Form F-3 (File No. 333-283998), initially filed with the U.S. Securities and Exchange Commission on December 20, 2024, as amended by Pre-Effective Amendment No. 1 filed on December 23, 2024, be accelerated so that the registration statement becomes effective at 10:00 a.m. Eastern Time on December 31, 2024 or as soon thereafter as practicable.

If you have any questions or comments, please contact C. Christopher Murillo of Harter Secrest & Emery LLP at (585) 231-1396.

Very truly yours,

CASI Pharmaceuticals, Inc.

By:	/s/ Daniel Lang
Daniel Lang Chief Financial Officer